Via Facsimile and U.S. Mail
Mail Stop 4720

September 21, 2009

Mr. Liam E. McGee
Chairman and Chief Executive Officer
Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, Connecticut 06155

Re: Hartford Financial Services Group, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2008
     File Number: 001-13958

Dear Mr. McGee:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief